

15007521

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2014

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______


JUN 2 9 2015
189

Commission file number: 000-51852

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NorthEast Community Bancorp, Inc.
325 Hamilton Avenue
White Plains, New York 10601

US2008 7062043 1

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2014

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NORTHEAST COMMUNITY BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

December 31, 2014 and 2013 and

For the Year Ended December 31, 2014

NORTHEAST COMMUNITY BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2014 and 2013

Certain supplemental schedules have been omitted because they are either not required or not applicable.



CARON & BLETZER, PLLC

Certified Public Accountants and Business Consultants

51 Church Street, P.O. Box 668
Kingston, NH 03848-0668
Tel: (603) 642-4862
Fax: (603) 642-6446

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the
NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statement of net assets available for plan benefits of the NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caron & Bletzer, PLLC

Kingston, NH
June 26, 2015



Baker Tilly Virchow Krause, LLP
125 Baylis Rd, Ste 300
Melville, NY 11747-3823
tel 631 752 7400
fax 631 752 1742
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
NorthEast Community Bank
Employees' Savings & Profit Sharing Plan and Trust
White Plains, New York

We have audited the accompanying statement of net assets available for plan benefits of NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2013. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Melville, New York
June 26, 2014

NORTHEAST COMMUNITY BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2014 and 2013

	2014	2013
Investments, at fair value:		
NorthEast Community Bank Stock	$ 554,874	$ 599,370
Common collective trust	271,515	308,454
Mutual funds	4,179,960	4,457,456
Total investments	5,006,349	5,365,280
Notes receivable from participants	294,988	276,254
Net assets available for plan benefits at fair value	5,301,337	5,641,534
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(3,969)	(4,649)
Net assets available for plan benefits	$ 5,297,368	$ 5,636,885

The accompanying notes are an integral part of the financial statements.

NORTHEAST COMMUNITY BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the year ended December 31, 2014

	2014
Additions:	
Participant contributions	$ 316,202
Net appreciation in fair value of investments	92,095
Dividend and interest income	324,511
Total additions	732,808
Deductions:	
Distributions to participants	1,070,223
Administrative fees	2,102
Total deductions	1,072,325
Net decrease	(339,517)
Net assets available for plan benefits, beginning of year	5,636,885
Net assets available for plan benefits, end of year	$ 5,297,368

The accompanying notes are an integral part of the financial statements.

Note 1. Plan Description

The following description of the NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by NorthEast Community Bank (the "Company" or "Plan Administrator"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

NorthEast Community Bank is the Plan Administrator and has assigned responsibility for the operation and administration of the Plan to the Vice President and Director of Human Resources. Fidelity Management Trust Company ("Fidelity") is the trustee and recordkeeper for the plan.

Eligibility

The Plan allows substantially all U.S. Company employees age eighteen or older to participate in the Plan. Employees become eligible to participate in the Plan beginning on the date of hire.

Participant Contributions

The Plan permits participants to defer annually up to 60% of eligible compensation provided their total annual elective deferral does not exceed Internal Revenue Code ("IRC") limitations ($17,500 for the 2014 plan year). Participants who are age 50 or older and are making deferral contributions to the plan are also eligible to make an additional catch-up contribution of up to $5,500 during the Plan year. Newly hired employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of compensation beginning with the first pay period occurring on the next enrollment date after hire. Enrollment dates are January, April, July and October. The participant may elect to cease or change the amount of these contributions at any time. The amount of deferred compensation is treated as a salary reduction and is not subject to income tax until withdrawn from the Plan. Participants may also contribute amounts (rollover contributions) representing distributions from other qualified retirement plans.

Employer Contributions

All employer contributions are subject to certain limitations. To be a qualified participant eligible to receive employer matching or profit sharing contributions for a plan year, an employee must be credited with at least 501 hours of service in the Plan year and be an employee on the last day of the Plan year, or retire, die, or become disabled during the Plan year. There were no employer contributions made for year ended December 2014.

Additional profit sharing contributions may be made at the discretion of the Company's Board of Directors. There were no profit sharing contributions made during the year ended December 31, 2014.

Forfeitures

Forfeitures may be reallocated to participants as an additional profit sharing contribution or used to pay Plan administrative expenses. During 2014, $ -0- of forfeitures were used to pay administrative expenses. Total unapplied forfeitures were $20 and $19 at December 31, 2014 and 2013, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and the participant's proportional allocation of the Plan's earnings, including realized and unrealized gains and losses, and expenses. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the Plan document.

Vesting

Participants are immediately vested in 1) their contributions, including rollover contributions from another employer's qualified retirement plan, 2) employer matching contributions, and 3) actual earnings from any of these contributions. Vesting in the Company's discretionary profit sharing contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service as shown below.

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Distribution of Benefits

On termination of service due to retirement, disability, death, or other separation of service, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or a series of cash payments in substantially equal installments over a period of time as provided in the Plan document.

Participants may make an in-service withdrawal of their vested account balance at age 59 ½ or upon demonstration of a hardship. A hardship withdrawal from a participant's account may be permitted while a participant is still actively employed if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate. All hardship withdrawal requests are subject to approval of the Plan Administrator.

A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions, is allowed for any reason upon request while the participant is still actively employed.

Participant Notes Receivable

Participants may borrow from their fund accounts a maximum principal amount of $50,000 or 50% of their vested balances, whichever is less. The minimum principal amount of any loan is $1,000. Loans must be repaid over a period of no more than five years, unless used to acquire a principal residence, in which case the maximum repayment period is ten years. Participants borrowing from their vested account balances are required to sign promissory notes pledging up to half the value of their vested account balances. These notes bear interest at a fixed rate determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably through monthly or bi-weekly payroll deductions. Participant loans are accounted for separately within the participant's account. Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. As of December 31, 2014 and 2013, the balance in participant loans outstanding was $294,988 and $276,254 respectively. These loans are shown as participant notes receivable in the Statements of Net Assets Available for Benefits.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The statements of net assets available for plan benefits present the fair value of the common collective trust as well as the adjustment of the common collective trust from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncement

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, for public entities ASU 2015-07 is effective for fiscal periods beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management has elected not to early adopt ASU 2015-07.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain amounts in the December 31, 2013 financial statements have been reclassified to conform with the December 31, 2014 presentation.

Plan Expenses

Expenses for participant loans are paid by the Plan by reducing balances of those participants initiating the transaction. All other expenses incurred in the administration of the Plan are paid by the Company at its discretion or by the Plan.

Risks and Uncertainties

The Plan provides investment options which may invest in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Note 3. Investments

The following represents the Plan's investments as of December 31, 2014 and 2013 that represented 5% or more of the net assets available for plan benefits:

	2014		2013	
Fidelity Capital Appreciation	$ 798,403	*	$ 804,824	*
Spartan 500 Index Inst Fund	657,115	*	461,911	*
Northeast Community Bank Stock	554,874	*	599,370	*
Fidelity Dividend Growth	500,648	*	482,748	*
TRP Equity Income Adv	410,385	*	386,312	*
Fidelity Real Estate Investment	290,153	*	281,211	
Fidelity International Discovery	279,326	*	293,436	*
Fidelity Managed Income Portfolio	271,515	*	308,454	*

* Represents 5% or more of net assets available for plan benefits.

During the year ended December 31, 2014, the investments held by the Plan (including investments bought, sold and held during the year) appreciated in value as follows:

NorthEast Community Bank Stock	$ (2,324)
Mutual funds	94,419
Total net appreciation in fair value	$ 92,095

Note 4. Fair Value Measurements

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology that are unobservable and supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2014 and 2013.

NorthEast Community Bank Stock- Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust - Valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Mutual funds - Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

Description	2014			
	Total	Level 1	Level 2	Level 3
NorthEast Community Bank Stock	$ 554,874	$ 554,874	$ -	$ -
Common collective trust:				
Stable value fund	271,515	-	271,515	-
Mutual funds:				
Large U.S. Equity	2,443,556	2,443,556	-	-
Small/Mid U.S. Equity	115,770	115,770	-	-
Balanced/Asset Allocation	607,252	607,252	-	-
Fixed Income	183,492	183,492	-	-
International Equity	289,988	289,988	-	-
Specialty Equity	539,902	539,902	-	-
Total mutual funds	4,179,960	4,179,960	-	-
Total	$ 5,006,349	$ 4,734,834	$ 271,515	$ -

Description	2013			
	Total	Level 1	Level 2	Level 3
NorthEast Community Bank Stock	$ 599,370	$ 599,370	$ -	$ -
Common collective trust:				
Stable value fund	308,454	-	308,454	-
Mutual funds:				
Large U.S. Equity	2,395,847	2,395,847	-	-
Small/Mid U.S. Equity	159,506	159,506	-	-
Balanced/Asset Allocation	575,212	575,212	-	-
Fixed Income	200,002	200,002	-	-
International Equity	309,078	309,078	-	-
Specialty Equity	817,811	817,811	-	-
Total mutual funds	4,457,456	4,457,456	-	-
Total	$ 5,365,280	$ 5,056,826	$ 308,454	$ -

The common collective trust held by the Plan is a stable value investment which has an objective to preserve capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve this objective the fund invests in fixed-income securities, bond funds and money market funds. Twelve months notice is required for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

Note 5. Tax Status

The Plan has adopted the volume submitter profit sharing plan document of Fidelity Management Trust Company. The volume submitter sponsor received a favorable opinion letter dated March 31, 2008 in which the Internal Revenue Service stated that the form of the volume submitter plan was in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.

Accounting standards require recording uncertain income tax positions that exist in the Plan's financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan's financial statements. The Plan did not recognize any interest or penalty expense for the year ended December 31, 2014. The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2011 through December 31, 2014.

Note 6. Parties-In-Interest

A party-in-interest is defined under Section 3(14) of the Employee Retirement Income Security Act ("ERISA") to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

Fidelity Management & Research Company manages a number of mutual funds available to plan participants. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions with any of the Fidelity Advisor mutual funds also qualify as party-in-interest transactions. The NorthEast Community Bank Stock Fund primarily invests in the common stock of NorthEast Community Bank as described in Note 1. NorthEast Community Bank is the Administrator of the Plan and pays all of the Plan's fees. Fees paid for trustee and administrative services amounted to $2,102 and $2,728 for the years ended December 31, 2014 and 2013, respectively.

Note 7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500 for the years ended December 31, 2014 and 2013:

	2014	2013
Net assets available for plan benefits on the financial statements	$ 5,297,368	$ 5,636,885
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	3,969	4,649
Net assets available for plan benefits on the Form 5500	$ 5,301,337	$ 5,641,534

The following is a reconciliation of net investment income on the financial statements to the Form 5500 for the year ended December 31, 2014:

Net investment income on the financial statements	$ 416,606
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts for the years ended:	
December 31, 2014	3,969
December 31, 2013	(4,649)
Net investment income on the Form 5500	$ 415,926

Note 9. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued.

NORTHEAST COMMUNITY BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
EIN:13-0736530
Plan Number: 002
SCHEDULE H, LINE 4(i) - SCHEUDLE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014.

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	NorthEast Community Bank Stock	Common stock	**	$ 554,874
*	Fidelity Managed Income Portfolio	Common collective trust	**	271,515
	PIMCO Total Return Institutional Fund	Mutual fund	**	7,875
	Invesco Developing Markets	"	**	4,829
	TRP Equity Income Adv	"	**	410,385
	TRP Small Cap Value Adv	"	**	94,404
	Oakmark Equity Income	"	**	3,935
*	Fidelity Select Healthcare	"	**	60,459
*	Fidelity Select Technology	"	**	18,356
*	Fidelity Select Utilities	"	**	47,032
*	Fidelity Select Natural Resources	"	**	83,335
*	Fidelity Select Industrials	"	**	2,402
*	Fidelity Select Consumer Descret	"	**	6,329
*	Fidelity Select Financial	"	**	40,567
*	Fidelity Stock Select Mid Cap	"	**	7,336
*	Fidelity Real Estate Investment	"	**	290,153
*	Fidelity International Discovery	"	**	279,326
*	Fidelity Capital Appreciation	"	**	798,403
*	Fidelity Blue Chip	"	**	68,274
*	Fidelity Low Price Stock	"	**	7,172
*	Spartan Extended Market Index Advantage	"	**	6,858
*	Spartan US Bond Index	"	**	175,140
*	Spartan 500 Index Inst Fund	"	**	657,115
*	Spartan International Index Fund	"	**	5,833
*	Fidelity Dividend Growth	"	**	500,648
*	Fidelity Freedom Income Fund	"	**	8,615
*	Fidelity High Income	"	**	477
*	Fidelity Freedom 2005 Fund	"	**	87,085
*	Fidelity Freedom 2010 Fund	"	**	2,235
*	Fidelity Freedom 2015 Fund	"	**	59,732
*	Fidelity Freedom 2020 Fund	"	**	51,826
*	Fidelity Freedom 2025 Fund	"	**	36,775
*	Fidelity Freedom 2030 Fund	"	**	30,456
*	Fidelity Freedom 2035 Fund	"	**	170,439
*	Fidelity Freedom 2040 Fund	"	**	64,529
*	Fidelity Freedom 2045 Fund	"	**	29,202
*	Fidelity Freedom 2050 Fund	"	**	42,116
*	Fidelity Freedom 2055 Fund	"	**	20,307
	Total investments on the statement of net assets available for plan benefits			5,006,349
*	Participant Loans	3.25%	-	294,988
	Total investments on the Form 5500			$ 5,301,337

* Denotes a party-in-interest to the Plan.
** Cost omitted for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 26, 2015

NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust

By: 
Plan Administrator

US2008 7062043 1

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm



CARON & BLETZER, PLLC

Certified Public Accountants and Business Consultants

51 Church Street, P.O. Box 668
Kingston, NH 03848-0668
Tel: (603) 642-4862
Fax: (603) 642-6446

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of NorthEast Community Bank:

We hereby consent to the incorporation by reference in the Registration Statement No. 333-132543 on Form S-8 of our report dated June 26, 2015 relating to the statement of net assets available for plan benefits of the NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2014, and the related statement of changes in net assets available for plan benefits for the year then ended, and the related schedule, which appears in this Annual Report on Form 11-K of NorthEast Community Bank.

Caron & Bletzer, PLLC

Kingston, NH
June 26, 2015

Exhibit 23.2
Consent of Independent Registered Public Accounting Firm



BAKER TILLY

Baker Tilly Virchow Krause, LLP
125 Baylis Rd, Ste 300
Melville, NY 11747-3823
tel 631 752 7400
fax 631 752 1742
bakertilly.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-132543) of NorthEast Community Bancorp, Inc. of our report dated June 26, 2014, relating to the statement of net assets available for plan benefits as of December 31, 2013, which appears in this Annual Report on Form 11-K, of the NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust.

Baker Tilly Virchow Krause, LLP

Melville, New York
June 26, 2015